Teachers Insurance and Annuity Association of America College Retirement Equities Fund 8500 Andrew Carnegie Boulevard Charlotte, NC 28262

December 22, 2015

Mr. Jason Fox

Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Review of Annual Reports of TIAA Separate Account VA-1 (“VA-1”) and TIAA-CREF Life Funds (“TC Life Funds”) for Fiscal Year Ended December 31, 2014.

Dear Mr. Fox:

This letter is submitted on behalf of the TC Life Funds and VA-1 in response to comments provided telephonically on December 2, 2015 from the Staff of the Division of Investment Management of the Securities and Exchange Commission with respect to the respective Annual Reports of the TC Life Funds and VA-1 for the fiscal year ended December 31, 2014. For your convenience, each comment has been reproduced in italics below, together with our response thereto.

VA-1

1.	The annual report contains a line item for “Payables Due to Affiliates.” Staff requests separate disclosure of any open payments for investment advisory service fees and any payables to trustees to the extent there are any as required by Section 6-04.12 of Regulation S-X.

As of December 31, 2014, approximately $10,000 of the $2.3 million due to affiliates balance relates to investment advisory and administrative fees payable. The due to affiliates balance is paid by VA-1 to the affiliates on a daily basis in the normal course of business such that the payable each day includes only one day of accrued investment advisory and administrative fees. Beginning with the December 31, 2015 financial statements, the amounts payable for investment advisory and administrative services fees will be disclosed separately on the Statement of Assets and Liabilities.

As of December 31, 2014, the trustee’s deferred compensation payable comprised approximately $64,000 of the $76,000 balance in other liabilities. Beginning with the December 31, 2015 financial statements, the deferred compensation payable will be disclosed separately on the Statement of Assets and Liabilities. Please note, for VA-1 the word “manager” is used to refer to trustees.

TC Life Funds

2.	Please consider adding prospectus disclosure regarding industry sector exposure for each of the following series of the TC Life Funds: Growth Equity, International Equity and Large-Cap Value.

Management reviewed industry sector exposure for each of the funds and separate account listed above and does not currently recommend any additional prospectus disclosure. Management considers each fund’s and separate account’s industry sector exposure to be consistent with the prospectus disclosure for each fund and separate account listed above. The funds and separate account mentioned in this comment are not managed in a sector-specific manner and do not represent to investors that any particular industry sector will receive priority over time. In addition, each fund and separate account listed constitute a “diversified” investment company under applicable law. Management will, however, continue to monitor this issue and modify prospectus disclosure as appropriate.

3.	Fund performance – total return in Financial Highlights. Staff asks the TC Life Funds to consider including a note stating that returns do not include fees and charges of variable annuity contracts and if they did returns would be lower.

Disclosure regarding the additional fees and expenses associated with variable annuity contracts is included in the “Important information about expenses” section of the shareholder report on page 6. That disclosure reads as follows:

“The TIAA-CREF Life Funds are the underlying investment vehicles for certain variable life insurance and variable annuity contracts issued by the TIAA-CREF Life Insurance Company. These contracts have additional administrative expense fees and mortality and expense risk charges. Because of these additional deductions, the costs to investors will be higher than the figures shown in the expense examples.”

In future shareholder reports, the following disclosure will be incorporated as a footnote to the financial highlights:

“Total returns for the shares of the fund do not include the effect of expenses attributable to the variable annuity or variable life insurance product; if they did, returns for the shares of the fund would have been lower.”

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If you have any questions, please do not hesitate to call me at (704) 988-6434.

Very truly yours,

/s/ Austin P. Wachter
Austin P. Wachter,
VP, Funds Treasurer

cc:	John M. McCann
Director, Associate General Counsel, Investment Management, TIAA-CREF

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